UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Date of Report: July 29, 2026

Commission file number 1-12874
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TEEKAY CORPORATION LTD.
(Exact name of Registrant as specified in its charter)
_________________________

2nd Floor, Swan Building
26 Victoria Street,
Hamilton, HM 12 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation Ltd. dated July 29, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION LTD.

Date: July 29, 2026	By:	/s/ Brody Speers
Brody Speers Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 1
TEEKAY CORPORATION LTD.
SECOND QUARTER 2026 UPDATE
Highlights
•U.S. GAAP net income attributable to shareholders of Teekay of $69.5 million, or $0.79 per share, in the second quarter of 2026.
•Teekay Tankers reported the highest quarterly adjusted net income in its history in the second quarter of 2026, and record spot rates with Suezmax and Aframax/LR2 averaging $109,200 per day and $74,100 per day, respectively. To-date in the third quarter of 2026, Suezmax and Aframax/LR2 spot rates are averaging $104,800 per day and $59,900 per day, respectively, for approximately 44% of third quarter spot days booked to date.
•As part of Teekay Tankers' fleet renewal plan, since reporting earnings in May 2026, Teekay Tankers completed the following previously-announced transactions: (1) acquired two Korean Suezmax tanker newbuilding contracts for a total of $190.0 million with expected delivery in 2027; and (2) completed two vessel sales for total proceeds of $138.0 million, consisting of a 2009-built Suezmax tanker in the second quarter of 2026 for a gain on sale of $32.3 million and a 2013-built VLCC in the third quarter of 2026 for an expected gain on sale of $22.9 million.
•Consistent with Teekay Tankers’ dividend policy, Teekay Tankers declared a regular, fixed quarterly cash dividend of $0.25 per share for the quarter ended June 30, 2026, payable in August 2026.
Hamilton, Bermuda, July 29, 2026 - Teekay Corporation Ltd. (Teekay or the Company) (NYSE:TK) today provided an update for the three months ended June 30, 2026, including certain unaudited U.S. GAAP results. These results include those of the Company’s publicly-listed consolidated subsidiary, Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK), and of all remaining subsidiaries. Teekay, together with its subsidiaries other than Teekay Tankers, is referred to in this release as Teekay Parent. Please refer to the second quarter of 2026 earnings release of Teekay Tankers, which is available on Teekay's website at www.teekay.com, for additional information on Teekay Tankers' results.
Financial Summary

	Three Months Ended
	June 30,	March 31,	June 30,
(in thousands of U.S. dollars, except per share amounts)	2026	2026	2025
	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION LTD. CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	379,115	285,821	232,183
Income from operations	220,791	147,213	52,663
Net income attributable to the shareholders of Teekay (1)	69,467	47,684	18,652
Earnings per common share of Teekay (1)(2)	0.79	0.55	0.22

	As at	As at	As at
	June 30	March 31,	December 31,
(in thousands of U.S. dollars, except number of shares)	2026	2026	2025
	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT
Cash and cash equivalents, and short-term investments (3)	56,402	127,378	120,165
Market value of investment in Teekay Tankers (4)	690,497	780,441	568,619
Number of outstanding common shares at end of period	87,691,370	87,004,134	86,056,804

(1)For the quarters ended June 30, 2026, March 31, 2026 and June 30, 2025, includes $10.5 million, or $0.12 per share, $7.4 million, or $0.08 per share, $4.6 million, or $0.05 per share, respectively, related to gains on Teekay Tankers' vessel sales.
(2)Basic per share amounts.
(3)Teekay Parent's cash position decreased compared to March 31, 2026, primarily due to the payment of a cash dividend of $1.00 per outstanding common share of Teekay Corporation for a total of $87.4 million in June 2026, partially offset by the receipt from Teekay Tankers of cash dividends of $13.3 million, cash receipts from stock option exercises, and changes in working capital.
(4)As at June 30, 2026, March 31, 2026, and December 31, 2025, Teekay Parent owned 10.6 million Teekay Tankers Class A and B common shares, and the closing prices of Teekay Tankers' Class A common shares were $64.87 per share, $73.32 per share, and $53.42 per share, respectively.
Conference Call
Teekay and Teekay Tankers (collectively, the Teekay Group) plan to host a conference call on Thursday, July 30, 2026 at 11:00 a.m. (ET) to discuss the Teekay Group's results for the second quarter of 2026. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing 1(800) 330-6710, or 1(647) 361-1999 if outside of North America, and quoting conference ID code 6229932.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Teekay Group Second Quarter of 2026 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay
Teekay is a leading provider of international crude oil marine transportation and other marine services. Teekay provides these services through its controlling ownership interest in Teekay Tankers, a leading owner and operator of mid-sized crude tankers. Teekay Tankers has a fleet of 34 double-hull tankers (including 14 Suezmax tankers and 18 Aframax / LR2 tankers, and two Suezmax tanker newbuildings) and has three time chartered-in tankers. In addition, Teekay Tankers manages and operates vessels for the Australian government and Australian energy companies as part of the marine services provided by Teekay Tankers and owns a ship-to-ship transfer business that performs full-service lightering and lightering support operations in the U.S. Gulf and Caribbean.
Teekay’s common shares trade on the New York Stock Exchange under the symbol “TK”.

Forward-Looking Statements

This update contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this update, other than statements of historical fact, are forward-looking statements. When used in this update, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will”, “should” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this update include, among others, statements regarding: the timing of payments of cash dividends by Teekay Tankers; the timing of vessel deliveries by Teekay Tankers and the financial impact of the sale of our VLCC.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: payment by Teekay Tankers of their declared cash dividends; potential delays in vessel deliveries by and to Teekay Tankers; and other factors discussed in Teekay’s filings from time to time with the United States Securities and Exchange Commission (or SEC), including its Annual Report on Form 20-F for the fiscal year ended December 31, 2025. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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